FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of April 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.
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                (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


CEZ makes bid for Kozienice power plant

Today, the energy corporation CEZ has filed a preliminary offer for the privatized Polish power plant Kozienice. CEZ has thus entered into the privatization tender on a min. 10% share in this anthracite power plant.

Based upon preliminary offers, the Polish government is to choose a selected group of bidders and will later decide also on the specific size of the privatized share.

"The energy corporation CEZ has previously been successful in making acquisitions in southeast Europe, where we own distribution companies in Bulgaria and Romania already. Pursuing our goal to become the leader in the electricity market of the CEE region, we find that Poland is the strategic market in Central Europe for us. The immediate proximity with Poland means that both energy companies know each other well, which is key for a possible future partnership," says Martin Roman, Chairman of the Board and CEO of CEZ.


Kozienice is the largest Polish thermal power plant and one of the largest power plants in Europe. It represents a highly modernized power plant that complies with EU criteria and features a net output of electric power of 2 845 MW.

In the course of its expansion activities, CEZ has so far smoothly taken over three Bulgarian-based distributors and at the beginning of April signed an agreement on the privatization of the company Oltenia in Romania. By way of these acquisitions, CEZ almost doubled the number of its final customers to 6.6 million and thus soared to the eighth rank among Europe's energy companies in terms of this criterion.


Eva Novakova
press officer of CEZ, a. s.

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                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        CEZ, a. s.

                                                 ------------------------
                                                        (Registrant)

Date:  April 26, 2005
                                                      /s/ Libuse Latalova
                                                 By:______________________
                                                        Libuse Latalova
                                                 Head of Finance Administration